UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68126

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2023 AND ENDING December 31, 2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GTS Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

545 Madison Avenue 15th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christian Tiriolo	212-715-5910	ctiriolo@gtsx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Tiriolo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GTS Securities, LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer

CHRISTINA OLIVO
Notary Public, State of New York
Reg. No. 01OL6372187
Qualified in WESTCHESTER County
Commission Expires 03/12/2026

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Member of GTS Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GTS Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as GTS Securities, LLC's auditor since 2015.

New York, New York
February 29, 2024

GTS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	2,290,037
Securities owned, at fair value		9,227,073,027
Receivable from brokers		151,902,977
Memberships in exchanges owned, at adjusted cost		1,312,300
Goodwill		5,699,116
Related party receivables		85,982,578
Other assets		13,737,497
TOTAL ASSETS	$	9,487,997,532

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	19,352,381
Securities sold, but not yet purchased, at fair value		9,144,389,558
Accrued compensation		19,400,000
Related party payables		31,648,608
Earn-out accrual		5,000,000
TOTAL LIABILITIES		9,219,790,547
MEMBER'S EQUITY		268,206,985
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,487,997,532

The accompanying notes are an integral part of this financial statement.

GTS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Securities, LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Financial LLC (the "Parent"). As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), CME Group (which includes memberships on the CME, IOM, IMM, GEM, and CBOT Exchanges) and various US securities exchanges. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs and Co., Marex Capital Markets Inc., BNP Paribas, ABN AMRO Clearing USA LLC, and CF Secured, LLC (collectively, the "Clearing Brokers"). The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

The Company does not carry customer accounts. The Company is a market-maker in listed equities and options on multiple US securities exchanges, a designated market marker ("DMM") on the NYSE in symbols assigned to the Company and a proprietary trading company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of automated systems and control procedures.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates. It is reasonably possible that our estimate of liabilities from contingencies could change. The resulting change in these estimates could be material to the financial statement.

Cash

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3* – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Exchange-Traded Equity Securities and Corporate Bonds – Exchange-traded equity securities and corporate bonds are generally valued based on quoted prices from the exchange. Certain exchange traded funds are valued based on the intrinsic value of the securities that make up the fund rather than the value of the fund itself. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Listed Option Contracts – Listed derivatives that are actively traded are categorized in Level 1 of the fair value hierarchy. Listed option contracts valued by the Company using pricing models are categorized in Level 2 of the fair value hierarchy. For actively traded options that have observable bid and ask prices, the Company carries positions at a point within the bid-ask range that meets its best estimate of fair value. For options that are not actively traded, the fair value can be either observed or modeled using pricing models. Many pricing models do not entail material subjectivity because the methodologies do not necessitate significant judgment, and the pricing inputs are observed from active markets. Listed option contracts valued by the Company using pricing models are categorized in Level 2 of the fair value hierarchy. The pricing models used by the Company are widely accepted by the financial services industry.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Activity

Purchases and sales of securities are recorded on a trade-date basis.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the CME Group exchanges listed in Note 1 above and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2023, the fair value of exchange memberships was $1,064,100.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company continually reviews the credit quality of its counterparties.

The Company's receivables from brokers include amounts receivable from unsettled trades and cash deposits. The Company's trades and contracts are cleared through the Clearing Brokers and settled daily between the Clearing Brokers and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time.

The Company's related party receivables are from related parties as described in Note 6. The Company has full knowledge of the related parties and has determined the likelihood of nonpayment is minimal. As such, the Company has no impairment to the related party receivables.

Goodwill and Intangible Assets

Intangible assets are recorded as part of acquisitions the Company made. Intangible assets are amortized over their estimated useful lives and are reviewed for impairment on an annual basis when impairment indicators are present. The estimated useful lives of intangible assets are five to six years and are amortized using the straight-line method. At December 31, 2023, intangible assets had been fully amortized from a gross value of $7,588,666.

The Company carries goodwill based on its value at acquisition. The Company's annual goodwill asset impairment testing as of December 31, 2023 did not indicate any impairment.

Contingent Liabilities

The Company evaluates annually the fair value of any contingent liability and adjusts as needed. Refer to Note 9 for information relating to contingent liabilities.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in Note 2. The following table presents information about the Company's securities owned, at fair value, and securities sold, but not yet purchased, at fair value as of December 31, 2023:

	Quoted Market Prices Level 1
Assets (at fair value):	
Equities	$ 4,912,971,454
Fixed income	19,272,989
Options	4,294,828,584
Total assets (at fair value):	$ 9,227,073,027
Liabilities (at fair value):	
Equities	$ 2,824,151,726
Fixed income	23,504,668
Options	6,296,733,164
Total Liabilities (at fair value):	$ 9,144,389,558

As part of the Company's acquisition of the trading desks described in Note 9, the Company has a contingent liability, which the Company deems a Level 3 liability in the fair value hierarchy. As of December 31, 2023, the Company values this earn-out accrual at approximately $5,000,000 and it can be found in the statement of financial condition as the balance of earn-out accrual.

NOTE 4 – INCOME TAXES

For purposes of federal, state and local income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's federal, state and local taxable income or loss and has elected not to push down the federal, state and local effects of income taxes to the Company. There are no federal, state and local tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the federal, state and local tax liabilities, if any, of the Parent. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent.

NOTE 5 – RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC, an affiliate under common ownership, for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike Technologies LLC, an affiliated company, provides infrastructure technology and software development and support to the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS (Continued)

The Company has an expense sharing and reimbursement agreement with GTS Execution Services LLC ("GTEX"), an affiliated broker-dealer under common control. Through this agreement, the two broker-dealers reimburse each other for personnel costs shared between the two broker-dealers.

The Company acts as an executing broker for GTEX. As such, GTEX is charged a fee for trades in which the Company acts as the executing broker. As of December 31, 2023, approximately $80,762 remains receivable and is included in related party receivables on the statement of financial condition.

The Company also has multiple license agreements with GTS Group US LLC ("GTSG"), an affiliated company and owner of 100% of the Parent. Under these agreements, GTSG provides office space to the Company and for expense reimbursement for trading and related expenses.

In October 2023, the Company entered into a note with GTSG for a principal sum of $50,000,000 at an interest rate of eight percent (8%) per annum. As of December 31, 2023, the remaining balance on the demand note is $28,750,000, and there is interest payable of approximately $807,945. These amounts are included in related party payables on the statement of financial condition.

In May 2021, the Company entered into a revolving credit agreement with LVS Partners Limited, an indirect equity owner of GTSG, for a principal sum of $50,000,000 at an interest rate of 10%. During the year ended December 31, 2023, the Company drew down $13,010,000, with $10,000 still payable as of December 31, 2023 and accrued interest of $663. The outstanding principal and accrued interest are included in related party payables on the statement of financial condition.

In July 2022, GTS International Limited, an indirect owner of GTSG, entered into a demand note with the Company for a principal sum of $80,000,000 at an interest rate of six percent (6%). As of December 31, 2023, the remaining balance on the demand note is $34,125,000 and there is interest receivable of approximately $1,391,542. These amounts are included in related party receivables on statement of financial condition.

In October 2023, the Company issued a demand note for a principal sum of $50,000,000 to GTS Europe AG, an entity under ultimate ownership of GTS Worldwide at an interest rate of 3.75%. As of December 31, 2023, the full principal amount and accrued interest of approximately $385,274 remains outstanding and is included in related party receivables on statement of financial condition.

In connection with the contingent loss estimated in Note 9, the Company executed an agreement with GTS Worldwide, an affiliate that is the ultimate holding company of the Company, to guarantee the estimated loss which represents a recovery of loss. In connection with this agreement dated January 25, 2023, the Company recorded a receivable from the affiliate equal to the loss accrued as of December 31, 2022 of $10,000,000. As of December 31, 2023, this was fully collected.

NOTE 7 – RECEIVABLE FROM AND PAYABLE TO BROKERS

As of December 31, 2023, receivable from and payable to brokers primarily represents amounts due to/from the Company for cash held by the Clearing Brokers, open equity in futures transactions and cash held as collateral for certain transactions. Amounts receivable from the Clearing Brokers may be restricted to the extent that balances were proceeds for securities sold, but not yet purchased. At December 31, 2023, approximately $151,902,977 was receivable from the Clearing Brokers and was substantially in cash. Total required collateral at the brokers was approximately $161,704,011, which is met by cash and liquid securities held at brokers.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $184,509,594, which exceeded the minimum requirement of $1,038,518 by $183,471,076.   The Company's ratio of aggregate indebtedness to net capital was .08 to 1 as of December 31, 2023.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2023, has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company is subject to regulatory proceedings arising in connection with the conduct of its operations. These matters could result in censures, fines, or other sanctions. In April 2023, the Company reached settlements related to regulatory investigations of two different algorithmic, proprietary trading strategies. The receivable from GTS Worldwide referenced in Note 6 is related to a loss-recovery associated with such regulatory matters.

In connection with a prior acquisition, the Company has a contingent liability. Based on trading performance, the Company will make annual payments of $5,000,000 beginning in 2022 and ending in 2024 with a total maximum payout of $15,000,000. The Company made the first payment of $5,000,000 during the year ended December 31, 2022 and the second payment of $5,000,000 during the year ended December 31, 2023. The Company valued the remaining contingent liability at $5,000,000 as the balance of earn-out accrual on the statement of financial condition. The Company evaluates annually the fair value of the contingent liability and adjusts as needed.

NOTE 10 – DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their equities counterpart through the Company's trading strategies and are not utilized to economically match the equities trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of equity derivative contracts and foreign exchange contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Positions in derivatives are carried at fair value and are based on quoted market prices (Level 1). Trading activity gains and losses from derivative contracts are included in net trading income on the statement of income.

NOTE 10 – DERIVATIVE CONTRACTS (Continued)

As of December 31, 2023, the approximate gross contractual or notional amounts of derivative financial instruments are as follows:

	Gross notional amount assets	Gross notional amount liabilities
Equity derivative contracts – listed equities	$ 64,127,772,518	$ 71,722,655,765
Equity derivative contracts – non-equities	625,088,354	942,071,142
Foreign exchange derivative contracts	217,683,538	814,595,506
Foreign exchange forwards	3,066,359	13,656,230
Total	$ 64,973,610,769	$ 73,492,978,643

The fair value of equity derivative contracts – listed equities and equity derivative contracts – non-equities assets can be found in the fair value of options in securities owned, at fair value in Note 3. The fair value of equity derivative contracts – listed equities and equity derivative contracts – non-equities liabilities can be found in in the fair value of options in securities sold, but not yet purchased, at fair value in Note 3. The fair value of foreign exchange derivative contracts and foreign exchange forwards are netted each other with the net amount of approximately $542,000 is included in receivable from brokers on the statement of financial condition.

NOTE 11 – TRANSACTIONS WITH AFFILIATES

The Parent has a minority interest investment in a third-party broker-dealer (the "Borrower" or "Affiliate"). In May 2019, the Company issued a demand note to the Borrower. The principal of the demand note is $3,000,000. The entire principal and any accrued interest is fully and immediately payable upon demand of the Company. The Company has not requested payment as of December 31, 2023. The principal and accrued interest associated with the demand note are found in other assets on the statement of financial condition. Unrelated and in addition to the demand note with the Affiliate, the Company has a revenue sharing agreement with the Affiliate.

The Company ended an expense sharing and reimbursement agreement with GTS Digital Technologies LLC ("GTS Digital") (formerly known as Radkl Technologies LLC) , an affiliated entity during the year ended December 31, 2023. Through this agreement, GTS Digital reimbursed the Company for personnel costs between the two companies.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to year end, there were capital withdrawals totaling $11,500,000.